FUND SUBSTITUTION

EXPENSE LIMITATION AGREEMENT

PIMCO Variable Insurance Trust

650 Newport Center Drive

Newport Beach, California 92660

April 21, 2021

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

PIMCO Investments LLC

1633 Broadway

New York, NY 10019

Dear Sirs:

This Agreement dated April 21, 2021 is an Expense Limitation Agreement between Pacific Investment Management Company LLC (“PIMCO”), PIMCO Investments LLC (“PI”) and PIMCO Variable Insurance Trust (the “Trust”), a Delaware statutory trust, on behalf of each portfolio listed on Exhibit A. This will confirm the agreement among PIMCO, PI and the Trust as follows:

1.    The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to the Class of each series that are set forth on Schedule A as amended from time to time (each an “Expense Limited Portfolio”).

2.    Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009, as amended and supplemented from time to time (the “Investment Advisory Contract”) between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, each Expense Limited Portfolio pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (the “Advisory Fee”).

3.    Pursuant to a Supervision and Administration Agreement dated August 11, 2008, as amended and supplemented from time to time (the “Supervision and Administration Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Supervision and Administration Agreement, each Expense Limited Portfolio pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares of each Expense Limited Portfolio set forth in the Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”). The Supervision and Administration Agreement divides the Supervisory and Administrative Fee into two components: (i) core expenses (the “Core Expenses”); and (ii) other expenses (the “Other Expenses”).

4.    Pursuant to the Trust’s Second Amended and Restated Services Plan for Administrative Class Shares (the “Services Plan”), the Administrative Class of an Expense Limited Portfolio may pay to PIMCO or PI a distribution and/or servicing fee at annual rates of average daily net assets as provided in the Services Plan (the “Servicing Fee”).

5.    Pursuant to the Third Amended and Restated Expense Limitation Agreement dated June 1, 2018 (the “Expense Limitation Agreement”), as amended from time to time, between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Supervisory and Administrative Fee of any Class of shares of an Expense Limited Portfolio or reimburse an Expense Limited Portfolio if the payment or accrual of organizational expenses attributable to the Expense Limited Portfolio, payment of the Expense Limited Portfolio’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier or payment of the Expense Limited Portfolio’s pro rata share of the Trust’s Trustees’ fees exceeds 0.0049% of the applicable Expense Limited Portfolio’s average net assets.

6.    Each Expense Limited Portfolio shall be subject to a limit on the payment of annual net operating expenses attributable to that Class of the Expense Limited Portfolio (the “Substituted Fund Expenses”), as set forth in Schedule A below as amended from time to time (the “Substituted Fund Expense Limit”).

7.    To the extent that, during the two (2) years following June 21, 2021 (the “Substitution Date”), the Substituted Fund Expenses attributable to the Class of an Expense Limited Portfolio exceed, on an annualized basis, the Substituted Fund Expense Limit for that Class, that portion of such expenses that cause the Substituted Fund Expenses for that Class to exceed the Substituted Fund Expense Limit (the “Excess Amount”) shall be waived, reduced or, if previously paid, reimbursed by PIMCO as provided in Paragraph 8.

8.    Within sixty days following the end of each semiannual fiscal period, the Substituted Fund Expenses for the Class of each Expense Limited Portfolio shall be annualized as of the last day of the period (or of such shorter period as provided for in this Agreement). If the annualized Substituted Fund Expenses of the Class of an Expense Limited Portfolio for any such period exceed the Substituted Fund Expense Limit of such Class, PIMCO or PI shall waive, reduce or reimburse all or any portion of: (i) first, the Other Expenses portion of the Class of the Expense Limited Portfolio’s Supervisory and Administrative Fee; (ii) second, to the extent necessary, any Servicing Fees applicable to the Class of the Expense Limited Portfolio; (iii) third, to the extent necessary, the Core Expenses portion of the Class of the Expense Limited Portfolio’s Supervisory and Administrative Fee; and (iv) fourth, to the extent necessary, the Advisory Fee, of the Class of the Expense Limited Portfolio. Any waivers, reductions or reimbursement pursuant to the foregoing sentence will be by an amount sufficient to reduce the Class’s annualized Substituted Fund Expenses to an amount no greater than the Substituted Fund Expense Limit. If the amount waived, reduced or reimbursed for any such period is insufficient to pay the Excess Amount, PIMCO or PI shall also remit to an Expense Limited Portfolio an amount that, together with the waived, reduced or reimbursed fees or expenses, is sufficient to pay such Excess Amount.    PIMCO or PI will notify the Trust at the above address of any waiver, reduction or reimbursement, including any subsequent change or elimination of any waiver, reduction or reimbursement, of any portion of the Servicing Fees, Supervisory and Administrative Fee or Advisory Fee of an Expense Limited Portfolio made pursuant to this Agreement.

9.    Following any calculation pursuant to Section 8, if necessary, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced on other payments remitted by PIMCO or PI to the Expense Limited Portfolios with respect to the previous period shall equal the Excess Amount.

10.    This Agreement shall become effective as of the date first set forth above and shall have a term of two years from the Substitution Date with respect to each Expense Limited Portfolio as provided in Schedule A. In addition, this Agreement shall terminate with respect to PI upon termination of the Services Plan and with respect to PIMCO upon termination of the Investment Advisory Contract.

11.    Nothing herein contained shall be deemed to require the Trust or the Expense Limited Portfolios to take any action contrary to the Trust’s Trust Instrument or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Expense Limited Portfolios.

12.    This Agreement does not amend or supersede any existing expense limitation agreement between PIMCO and any Expense Limited Portfolio whereby PIMCO has agreed to limit expenses of such Portfolio, and such expense limitations remain in full force and effect.

13.    Any question of interpretation of any term or provision of this Agreement, including but not limited to the Servicing Fee, Supervisory and Administrative Fee, Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Servicing Plan, Supervision and Administration Agreement, the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Servicing Plan, Supervision and Administration Agreement, Investment Advisory Contract or the 1940 Act.

14.    If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

15.    It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to each Expense Limited Portfolio, individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to each Expense Limited Portfolio, individually and not jointly, as provided in the Trust’s Trust Instrument dated November 4, 2014, as amended from time to time.

16.    This Agreement constitutes the entire agreement between the Trust, on behalf of the Expense Limited Portfolios, PIMCO and PI with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of the Trust, PIMCO and PI.

If the foregoing correctly sets forth the agreement between the Trust, PIMCO and PI, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Variable Insurance Trust

By:

Name:
Title:

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter Strelow

Name:	Peter Strelow
Title:	Managing Director

ACCEPTED:

PIMCO INVESTMENTS LLC

By:	/s/ Robert Young

Name:	Robert Young
Title:	Authorized Signatory

Schedule A

To

Expense Limitation Agreement

Dated:  April 21, 2021

NAME OF PORTFOLIO	EXPENSE LIMITATION
	Class	Annual Net Operating Expenses

PIMCO Total Return Portfolio	Administrative	1.15%

PIMCO Global Core Bond (Hedged) Portfolio	Administrative	0.99%

PIMCO Balanced Allocation Portfolio	Administrative	1.05%